UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CommScope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-4135495
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 CommScope Place SE

Hickory, North Carolina 28602

(Address of principal executive offices)

(Zip Code)

(828) 324-2200

(Registrant’s telephone number, including area code)

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

CommScope, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CommScope, Inc. Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
June 22, 2009

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:
Investments, at fair value:
Participant-directed investments	$385,579,898	$247,069,199
Wrap contracts	54,647	—

Total investments, at fair value	385,634,545	247,069,199

Receivables:
Employer contributions	232,624	340,796
Participant contributions	240,059	356,354
Due from Andrew Plan trustee (Note 1)	210,571,133	—

Total receivables	211,043,816	697,150

Total assets	596,678,361	247,766,349

Liabilities:
Due to Vanguard Fiduciary Trust Company (Note 1)	(208,210,629)	—

Net assets available for benefits at fair value	388,467,732	247,766,349

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,287,391	(127,860)

Net assets available for benefits	$393,755,123	$247,638,489

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions:
Investment income (loss):
Interest and dividend income	$6,567,409	$11,286,997
Net appreciation (depreciation) in fair value of investments	(83,976,373)	20,049,648

Total investment income (loss)	(77,408,964)	31,336,645

Contributions:
Employer	10,942,526	10,092,723
Participant	12,676,191	12,140,519
Participant rollovers	856,757	1,614,810

Total contributions	24,475,474	23,848,052

Transfer from Andrew Plan (Note 1)	210,571,133	—

Total additions	157,637,643	55,184,697

Deductions – Benefits paid to participants	(11,521,009)	(14,305,668)

Net increase	146,116,634	40,879,029

Net assets available for benefits:
Beginning of year	247,638,489	206,759,460

End of year	$393,755,123	$247,638,489

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the CommScope, Inc. Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

General—The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. (the Company) and subsidiaries that have adopted the Plan with the consent of the Company. Employees who are covered by a collective bargaining agreement that does not provide for their coverage in the Plan are not eligible to participate in the Plan. Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service.

The Administrative Committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The Investment Committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company (Vanguard) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger—Effective December 31, 2008, the Andrew Profit Sharing Trust (Andrew Plan) was merged into the Plan. As a result of the merger, assets of $210,571,133 were transferred from the Andrew Plan to the Plan. As an administrative convenience, Vanguard and the Company entered into an agreement that allowed Vanguard to purchase investments in the appropriate funds on behalf of the Plan as of December 31, 2008, with the understanding Vanguard would receive the funds from the Andrew Plan trustee on January 2, 2009. As a result of this agreement, the Plan had a payable to Vanguard for $208,210,629 and a receivable from the Andrew Plan trustee for $210,571,133 at December 31, 2008. The assets from the Andrew Plan trustee were received at Vanguard on January 2, 2009.

Contributions—Participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. A participant’s compensation is automatically reduced by 2% and that amount is contributed to the Plan for the benefit of the participant, unless the participant makes an affirmative election otherwise. Effective December 31, 2008, each participant’s compensation is automatically reduced by 4% and that amount is contributed to the Plan for the benefit of the participant, unless the participant makes an affirmative election otherwise. Also effective December 31, 2008, participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.

The Company contributes 2% of base compensation for all eligible employees (Non-Discretionary Contributions) and matches 100% of the first 4% of compensation that a participant contributes to the Plan (Matching Contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (participant rollovers).

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s Non-Discretionary Contributions and the Company’s Matching Contributions, as well as related plan earnings. Participant accounts are also charged with any benefit payments and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. One half of the Matching Contribution is automatically invested in the CommScope Stock Fund but may be transferred by the participant at any time thereafter to any other investment option in the Plan, subject to insider trading restrictions. The Plan currently offers mutual funds, a money market fund, a stable value fund, a participant-directed brokerage account and the CommScope stock fund as investment options for participants. The brokerage account is available only to former participants in the Andrew Plan who had amounts invested in the brokerage account.

Vesting—Participants are immediately vested in all participant contributions and related earnings in their accounts. They are immediately vested in all Company contributions and related earnings in their accounts provided they have completed at least one hour of service on or after December 31, 2008. Former participants in the Andrew Plan who have not completed one hour of service on or after December 31, 2008 are subject to the vesting schedule provided in the Andrew Plan All other participants who have not completed an hour of service on or after December 31, 2008 are vested in all Company contributions and related earnings in their accounts provided they have completed one hour of service on or after January 1, 2006.

Forfeitures—At December 31, 2008 and 2007, forfeited non-vested accounts totaled $404,378 and $0, respectively. At December 31, 2008 and 2007, non-vested accounts that have not yet been forfeited totaled $624,842 and $164,904, respectively. During 2008 and 2007, employer contributions were reduced by $0 and $312,454, respectively, from forfeited non-vested accounts. As a result of the merger of the Andrew Plan into the Plan, $401,979 of forfeited non-vested accounts was transferred into the Plan.

Participant Loans—Participants may borrow from their accounts up to $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates at the time funds are borrowed. The interest rates ranged from 4% to 13% at December 31, 2008. Principal and interest are paid ratably through payroll deductions. The maximum term for a general purpose loan is five years and the maximum term for a principal residence loan is 15 years.

Payment of Benefits—Withdrawals from participant accounts are permitted upon reaching age 59 1/2, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a lump sum in cash. As described in the Plan document, other in-service withdrawals are available to participants.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value of a fully benefit-responsive investment is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair values of the investment contracts as well as the adjustments for the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds, a stable value fund, participant-directed brokerage accounts and the CommScope stock fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Investment Valuation— The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments included in the participant-directed brokerage accounts are valued at quoted market prices which, for registered investment companies, represent the net asset value of shares held by the Plan at year-end. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the CommScope Stock Fund plus the value of money-market reserves). Participant loans are valued at cost plus accrued interest, which approximates fair value.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests in the Vanguard Retirement Savings Trust (the Master Trust). The underlying investments of the Master Trust are primarily investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The JP Morgan Stable Value Fund (a synthetic guaranteed investment contract fund) is comprised of three types of investments: two separate commingled funds, U.S. Treasury Notes and wrap contracts. The fair value of the commingled funds is based on the fair value of the underlying investments. The fair value of the wrap contracts is determined by applying a discount rate to the difference between the current market rates for contract level wrap fees and the wrap fees being charged. The discount rate used is based on the prevailing interpolated swap rate as of period end.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements. The provisions of SFAS No. 157 establish a fair value hierarchy that is based on the valuation inputs used in the fair value measurements. Measurements using quoted market prices in active markets fall within Level 1 of the hierarchy, measurements using significant other observable inputs fall within Level 2 and measurements using significant unobservable inputs fall within Level 3.

The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—All administrative expenses of the Plan, with certain limited exceptions, such as expenses incurred with respect to making participant loans and reviewing qualified domestic relations orders, are paid by the Company.

Payments of Benefits—Benefit payments are recorded when paid.

3.	INVESTMENTS

A summary of the Plan’s investments at December 31, 2008 and 2007 is as follows:

	2008
	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Mutual funds	$271,797,670	$—	$—
CommScope Stable Value Fund:
Vanguard Retirement Savings Trust	20,621,449	—	269,589
JPMCB Liquidity Fund	6,091,396	—	—
JPMCB Intermediate Bond Fund	36,828,471	—	—
U.S. Treasury Notes	199,491	—	—
Wrap contracts	—	54,647	5,017,802

Total CommScope Stable Value Fund	63,740,807	54,647	5,287,391

Participant-directed brokerage accounts	8,777,537	—	—
CommScope Stock Fund	23,538,571	—	—
Participant loans	17,725,313	—	—

Total investments, at fair value	$385,579,898	$54,647	$5,287,391

	2007
	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
Mutual funds	$175,783,857	$—	$—
Vanguard Retirement Savings Trust	16,898,257	—	(127,860)
CommScope Stock Fund	44,707,308	—	—
Participant loans	9,679,777	—	—

Total investments, at fair value	$247,069,199	$—	$(127,860)

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2008 and 2007 are as follows:

	2008		2007
American Funds EuroPacific Growth Class R-5	$21,575,393		$	(a	)
PIMCO Total Return Fund; Institutional Class	29,753,711			(a	)
JPMCB Intermediate Bond Fund	36,828,471			(a	)
Vanguard Wellington Fund Investor Shares	36,430,390			44,601,933
Vanguard 500 Index Fund Investor Shares	58,193,238			37,196,443
Vanguard Federal Money Market Fund	19,596,040			17,069,688
Vanguard Retirement Savings Trust	20,621,449			16,898,257
Vanguard International Growth Fund	(a	)		13,966,038
CommScope Stock Fund	23,538,571			44,707,308

(a)	Investment did not represent 5% or more of Plan net assets available for benefits at fair value at respective year-end.

The Plan’s investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	2008	2007
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(53,338,518)	$1,327,604
CommScope Stock Fund	(30,637,855)	18,722,044

	$(83,976,373)	$20,049,648

4.	INVESTMENT CONTRACTS

The Plan holds fully benefit-responsive wrap contracts issued by third parties. These accounts are credited with interest as specified in the contracts and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal plus accumulated interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, in certain circumstances, the amount withdrawn from the wrap contract is payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan or the Plan’s election to withdraw from a wrap contract. Plan management does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.

Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The credit ratings for the issuers of the wrap contracts range from A+ to AA. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently, if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio and the duration of the index, but cannot be less than zero.

5.	FAIR VALUE OF INVESTMENTS

See “Investment Valuation” in Note 2 above for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

The following table presents the Plan’s investments that are measured at fair value at December 31, 2008 under the fair value hierarchy provisions of SFAS No. 157:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments, at fair value:
Mutual funds	$271,797,670	$—	$—	$271,797,670
Stable value funds and wrap contracts	—	63,740,807	54,647	63,795,454
Participant-directed brokerage accounts	8,777,537	—	—	8,777,537
CommScope Stock Fund	23,538,571	—	—	23,538,571
Participant loans	—	—	17,725,313	17,725,313

Total investments, at fair value	$304,113,778	$63,740,807	$17,779,960	$385,634,545

The following table summarizes the changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Stable Value Fund Wrap Contracts	Participant Loans
Balance, beginning of year	$—	$9,679,777
Transfer from Andrew Plan	54,647	7,499,034
Purchases, sales, issuances and settlements, net	—	546,502

Balance, end of year	$54,647	$17,725,313

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held common stock of CommScope, Inc. with a cost basis of $35,097,913 and $23,033,711, respectively. During the years ended December 31, 2008 and 2007, the Plan recognized no dividend income related to CommScope, Inc. common stock.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$393,755,123	$247,638,489
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(5,287,391)	127,860

Net assets per the Form 5500	$388,467,732	$247,766,349

The following is a reconciliation of the transfer from the Andrew Plan per the financial statements to transfers of assets to this plan per the Form 5500 for the year ended December 31, 2008:

Total transfer from Andrew Plan per the financial statements	$210,571,133
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(5,017,802)

Total transfers of assets to this plan per the Form 5500	$205,553,331

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Total additions per the financial statements	$157,637,643	$55,184,697
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(397,449)	272,665
Transfer from Andrew Plan	(210,571,133)	—

Total income per the Form 5500	$(53,330,939)	$55,457,362

9.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on August 20, 2008, in which the Internal Revenue Service (IRS) stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.

10.	SUBSEQUENT EVENT

Effective April 1, 2009, the Plan was amended to allow the Company to make up to 100% of the Company’s Matching Contribution and Non-Discretionary Contribution in shares of Company stock instead of cash. Participants may choose to liquidate all or a portion of their account attributable to shares of Company stock into one or more of the available investment options offered under the Plan, subject to insider trading restrictions. On May 1, 2009, the Company began making 100% of its Matching Contributions and Non-Discretionary Contributions in shares of Company stock instead of cash.

******

SUPPLEMENTAL SCHEDULE

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Vanguard Retirement Savings Trust	Common Trust Fund	**	$20,621,449
	JPMCB Liquidity Fund	Commingled Fund	**	6,091,396
	JPMCB Intermediate Bond Fund	Commingled Fund	**	36,828,471
	U.S. Treasury Notes	4.500%, 4/30/09	**	40,566
	U.S. Treasury Notes	4.875%, 6/30/09	**	15,341
	U.S. Treasury Notes	2.000%, 2/28/10	**	15,270
	U.S. Treasury Notes	2.125%, 4/30/10	**	10,239
	U.S. Treasury Notes	2.625%, 5/31/10	**	10,302
	U.S. Treasury Notes	2.375%, 8/31/10	**	46,366
	U.S. Treasury Notes	2.000%, 9/30/10	**	51,258
	U.S. Treasury Notes	1.500%, 10/31/10	**	10,149
	State Street Bank Wrapped Bond	Contract #SSB107054	**	26,531
	Natixis Financial Products Wrapped Bond	Contract #IXIS196901	**	—
	Aegon Institutional Markets Wrapped Bond	Contract #MDA00796TR	**	28,116

	Total CommScope Stable Value Fund			63,795,454

	American Century Small Cap Value Fund; Institutional Class	Mutual Fund	**	3,349,427
	American Funds EuroPacific Growth Class R-5	Mutual Fund	**	21,575,393
	American Funds Growth Fund of America (R5)	Mutual Fund	**	14,418,874
	American Funds, Inc: Artisan Mid Cap Fund; Investor Shares	Mutual Fund	**	6,261,816
	Dodge & Cox Stock Fund	Mutual Fund	**	15,597,060
	PIMCO Total Return Fund; Institutional Class	Mutual Fund	**	29,753,711
	RS Value Fund; Class A	Mutual Fund	**	5,684,256
*	Vanguard Mid-Cap Index Fund Investor Shares	Mutual Fund	**	16,556,296
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual Fund	**	2,311,850
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	**	36,430,390
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund	**	58,193,238
*	Vanguard Federal Money Market Fund	Mutual Fund	**	19,596,040
*	Vanguard Explorer Fund	Mutual Fund	**	7,354,577
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	13,583,870
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	174,210
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	1,342,542
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	3,865,042
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	3,937,255
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	2,972,463
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	3,250,980
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	1,864,359
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	1,525,855
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	529,609
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	16,756

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

*	Vanguard Target Retirement Income Fund	Mutual Fund	**	1,651,801
*	Vanguard Brokerage Option	Participant-directed Brokerage Accounts	**	8,777,537
*	CommScope Stock Fund	CommScope Stock Fund	**	23,538,571
*	Participant Loans	Participant Loans (maturing 2009 to 2023 at interest rates ranging from 4% to 13%)	**	17,725,313

	Total investments			$385,634,545

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CommScope, Inc. Retirement Savings Plan

June 22, 2009	/s/ BARRY D. GRAHAM
Date	Barry D. Graham Member, Administrative Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Cherry, Bekaert & Holland, L.L.P.